

Mailstop 3233

March 6, 2018

<u>Via E-mail</u>
Mr. Gregory A. Falk
Chief Financial Officer
Jones Lang LaSalle Income Property Trust, Inc.
333 West Wacker Drive
Chicago, IL, 60606

> **Re: Jones Lang LaSalle Income Property Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 000-51948**

Dear Mr. Falk:

We have reviewed your December 15, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2017 letter.

Form 10-K for the fiscal year ended December 31, 2016

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity, page 44

1.   We have considered your response to our prior comment one. Please address the following with respect to your net asset value disclosures:

   a. Please revise your disclosure in future filings to clearly state that your valuation policy does not result in a determination of the fair value of your net assets.
   b. Please revise your disclosure in future filings to disclose the fair value of your debt and the impact that the fair value of debt would have had on your NAV calculation.

2.   With respect to your response to our prior comment 1b, please clarify whether the amounts included in your table represent the total liability recorded as of each balance sheet date, or the amount accrued during that particular period. In addition, please revise your disclosure in future filings to disclose the total liability for dealer manager fees recorded on the balance sheet as of each period end date.

   Consolidated Financial Statements

   Notes to Consolidated Financial Statements

   Note 4 – Unconsolidated Real Estate Affiliates, page F-19

3.   We note your response to our prior comment 2b. Please tell us how you considered the need to provide summarized financial information of the NYC Retail Portfolio on an interim basis. Reference is made to Rule S-X 10-01(b)(1).

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities